Filed By Transocean Ltd. (Commission File No. 001-38373)

And Transocean Inc. (Commission File No. 001-38374)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Songa Offshore SE (Commission File No. 132-02818)

Notice of Compulsory Acquisition in Songa Offshore SE

You are receiving this notice (the “Notice”) because the records of Songa Offshore SE (“Songa Offshore”) show that you are a shareholder holding the number of shares set out on the acceptance form above (the “Songa Shares”). The Songa Shares are registered in the Norwegian Central Securities Depository (the “VPS”) under ISIN CY0100962113 and are listed on the Oslo Stock Exchange under the ticker code “SONG.”

On 12 February 2018, the Cyprus Securities and Exchange Commission (the “CySEC”) approved an application from Transocean Ltd. and Transocean Inc. (collectively, “Transocean”), and determined that Transocean may acquire all outstanding Songa Shares, including the Songa Shares held by you, as a compulsory acquisition in accordance with article 36 of the Cyprus Takeover Bids Law (41 (I)/2007) (the “Cyprus Takeover Bids Law”). Transocean holds 97.67% of all issued shares of Songa Offshore. This Notice is given following and in accordance with the said decision of the CySEC issued in accordance with article 36 (5) of the Cyprus Takeover Bids Law, and notifies you about the compulsory acquisition of your Songa Shares by Transocean.

All Songa Shares held by you, including any shares acquired before the end of the compulsory acquisition, will be transferred to Transocean in connection with the completion of the compulsory acquisition.  This Notice informs you that you may choose one of the following options for the form of consideration payable in exchange for your Songa Shares.

OPTION 1 - A combination per Songa Share of (a) 0.35724 shares of Transocean Ltd. (the “New Consideration Shares”) and (b) USD 2.99726 principal amount of 0.5% exchangeable senior bonds due 2023, to be issued by Transocean Inc., which are exchangeable into shares of Transocean Ltd. (the “New Exchangeable Bonds”) ((a) and (b) together referred to as the “Consideration in kind”). In addition, you will have the option to elect to receive an amount in cash of NOK 47.50 per Songa Share up to a maximum of NOK 125,000, in lieu of some or all of the New Consideration Shares and New Exchangeable Bonds you would otherwise be entitled to receive (the “Partial Cash Consideration”); or

OPTION 2 - An amount in cash equivalent to NOK 47.50 per Songa Share (the “Full Cash Alternative”) in lieu of all of the New Consideration Shares and New Exchangeable Bonds you would otherwise be entitled to receive under OPTION 1 above.

Clarksons Platou Securities AS acts as Settlement Agent for the compulsory acquisition. The contact details of the Settlement Agent are included in Appendix 1.

The terms and conditions of the compulsory acquisition are set out in prospectus dated 16 February 2018 prepared by Transocean (the “Prospectus”). The full Prospectus, including its appendices and the application form, is available at: http://securities.clarksons.com/Investment-Banking/Corporate-Finance/Transactions

All shareholders should carefully read the Prospectus and its appendices prior to making a decision.

You should make your decision on whether you will choose OPTION 1 (Consideration in kind, including any Partial Cash Consideration) or OPTION 2 (which is also the default Full Cash Alternative if you do not specify whether you select OPTION 1 or OPTION 2) within the specified subscription period (the “Subscription Period”). The Subscription Period commences on 20 February 2018 and expires on 20 March 2018 at 23:59 (CET). Please see Appendix 1 to this notice for details on the Consideration and how to choose the type of consideration.

The form drawn up to choose consideration (the “Subscription Form”) is available at: http://securities.clarksons.com/Investment-Banking/Corporate-Finance/Transactions

If you wish to receive the Full Cash Alternative (OPTION 2), you will not be required to take any action. The Full Cash Alternative will then be paid to your account registered with the VPS when the compulsory acquisition settles.

If you do not respond or fail to submit duly executed Subscription Forms to the Settlement Agent before the expiration of the Subscription Period you will receive the Full Cash Alternative.

The Full Cash Alternative, Partial Cash Consideration and/or any fractional amounts due to rounding will be paid to the shareholders bank account registered with the VPS.

If you hold your shares through a nominee account, please contact your custodian or nominee bank to act on the compulsory acquisition.

Steinhausen, 20 February 2018
On behalf of Transocean Ltd.

Sandro Thoma, Corporate Secretary

Grand Cayman, 20 February 2018

Additional Information

In connection with the compulsory acquisition, Transocean has filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) containing a prospectus with respect to the shares and exchangeable bonds to be issued in the compulsory acquisition. Transocean has also filed a prospectus with the Financial Supervisory Authority of Norway (the “Norwegian FSA”).

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ CAREFULLY THE PROSPECTUS REGARDING THE COMPULSORY ACQUISITION IN ITS ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPULSORY ACQUISITION. You may obtain, free of charge, copies of these prospectuses, the Registration Statement and other relevant documents filed by Transocean with the SEC, at the SEC’s website at: www.sec.gov. In addition, shareholders may obtain free copies of these prospectuses and other relevant documents filed by Transocean with the SEC from the company’s website at: www.deepwater.com.

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus or any other document that Transocean may file with the SEC in connection with the compulsory acquisition. The final terms and further provisions regarding the compulsory acquisition are disclosed in the Norwegian prospectus and in the Registration Statement filed with the SEC (as it may be amended). No money, securities or other consideration is being solicited by this document, and, if sent in response to this document, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and any applicable European and Norwegian regulations.

APPENDIX 1: DETAILS OF THE COMPULSORY ACQUSITION

Amount and form of the consideration offered

The consideration offered to you (the “Consideration”) shall take the same form and shall be equal to the consideration offered in the Offer (as defined below) while a cash alternative is also offered in accordance with article 36 (3) of the Cyprus Takeover Bids Law. The Consideration per Songa Share consists of a choice between either OPTION 1 or OPTION 2 below:

OPTION 1 - A combination per Songa Share of (a) 0.35724 shares of Transocean Ltd. (the “New Consideration Shares”) and (b) USD 2.99726 principal amount of 0.5% exchangeable senior bonds due 2023, to be issued by Transocean Inc., which are exchangeable into shares of Transocean Ltd. (the “New Exchangeable Bonds”) ((a) and (b) together referred to as the “Consideration in kind”). In addition, you will have the option to elect to receive an amount in cash of NOK 47.50 per Songa Share up to a maximum of NOK 125,000, in lieu of some or all of the New Consideration Shares and New Exchangeable Bonds you would otherwise be entitled to receive (the “Partial Cash Consideration”); or

OPTION 2 - An amount in cash equivalent to NOK 47.50 per Songa Share (the “Full Cash Alternative”) in lieu of all of the New Consideration Shares and New Exchangeable Bonds you would otherwise be entitled to receive under OPTION 1 above.

Similar to the Voluntary Offer dated 20 December 2017 (the “Offer”), Transocean will not issue any fractional New Consideration Shares or fractional amounts of New Exchangeable Bonds. Each Songa Offshore shareholder who elects to receive the Consideration in kind and (a) who would otherwise be entitled to receive a fraction of a New Consideration Share will instead receive, for the fraction of a New Consideration Share, an amount in cash based on USD 8.39, the closing price of Transocean Ltd.’s shares on the New York Stock Exchange (the “NYSE”) on 14 August 2017, the last trading day prior to the announcement of the Offer, and (b) who would otherwise be entitled to receive a fractional amount of New Exchangeable Bonds will instead receive, for the fractional amount of New Exchangeable Bonds, an amount in cash based on USD 1,000, the principal amount per New Exchangeable Bond, and in each case, paid in NOK, based on an exchange rate of 7.9239 NOK per U.S. dollar which is the NOK/USD closing price at 4:00 p.m. CET as determined by the Norwegian Central  Bank, on 14 August 2017, the trading day immediately preceding the announcement of the Offer. These terms are the same terms as the terms offered under the Offer.

Procedure

The Subscription Period commences on 20 February 2018 and expires on 20 March 2018 at 23:59 (CET) (the “Subscription Period”).

If you wish to receive the consideration from OPTION 1 (Consideration in kind, including the Partial Cash Consideration) you must complete and sign the Subscription Form available at: http://securities.clarksons.com/Investment-Banking/Corporate-Finance/Transactions

All shareholders should carefully read the Prospectus and its appendices prior to making a decision which can be found on the link above.

The Subscription Form and necessary appendices must be returned to the Settlement Agent (as such term is defined herein below), prior to the expiration of the Subscription Period.

If you do not respond or fail to submit duly executed Subscription Forms to the Settlement Agent (as such term is defined herein below) before the expiration of the Subscription Period will receive the consideration in OPTION 2 (Full Cash Alternative). Therefore, if you wish to receive the Full Cash Alternative you are not required to take any action during the Subscription Period.

Correctly completed and signed Subscription Forms shall be sent by fax, delivered by hand, e-mail or sent by mail to Clarksons Platou Securities AS (the “Settlement Agent”) at the following address:

Clarksons Platou Securities AS

Munkedamsveien 62c

N-0270 Oslo

Norway

Tel: +47 22 01 63 00

Email: ecm.oslo@clarksons.com

Any Subscription Form that is not correctly completed or that is received after the expiration of the Subscription Period can be rejected without further notice and in such a case the respective shareholder will then receive the Full Cash Alternative.

No confirmation of receipt of Subscription Forms or other documents will be made on behalf of Transocean.

All Songa Shares are to be transferred free of any encumbrances and any other third party rights whatsoever and with all shareholder rights attached to them. Any third party with registered encumbrances or other third-party rights over the relevant VPS account(s) must sign the Subscription Form and thereby waive its rights in the shares and approve the transfer of the shares to Transocean, free and clear of any such encumbrances and any other third-party rights. Failure to do so will result in the relevant shareholder being given the Full Cash Alternative and such Full Cash Alternative being used to settle any such third-party encumbrances.

If you hold shares in Songa Offshore through several VPS accounts, you will receive, and must complete, one Subscription Form for each such VPS account.

Fractional New Consideration Shares and fractional New Exchangeable Bonds

Transocean will not issue fractional New Consideration Shares and New Exchangeable Bonds. The New Exchangeable Bonds have a nominal value of USD 1,000. Any amount of New Exchangeable Bonds totaling less than USD 1,000 will be settled in cash. The New Consideration Shares are valued at USD 8.39 per share. Any amount of New Consideration Shares less than USD 8.39 will be settled in cash.